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SEC FILE NUMBER
8-69058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INX Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

41 W 25TH ST., 2ND FLOOR
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

VLAD UCHENIK	215-806-9031	vlad.uchenik@inx.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VLAD UCHENIK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INX SECURITIES LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATYA YAKUBOVSKY
Notary Public - State of Florida
Commission # HH 091983
My Comm. Expires Feb 11, 2025
Bonded through National Notary Assn.

NOTARY PUBLIC STATE OF FLORIDA

Notary Public

Signature:

Title: CEO/CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2022

INX SECURITIES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS
SECTION 1
REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of INX Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of INX Securities LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of INX Securities LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of INX Securities LLC's management. Our responsibility is to express an opinion on INX Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to INX Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as INX Securities LLC's auditor since 2019.

Maitland, Florida

March 24, 2023

INX SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Current Assets		
Cash	$	819,032
Accounts receivable		8,106
Prepaid expenses		51,489
Other Assets		
Right of Use Asset		370,469
Total Assets	$	1,249,096

LIABILITIES AND MEMBER'S CAPITAL

Current Liabilities		
Accounts payable	$	3,562
Long-Term Liabilities		
Lease payable		370,469
Total Liabilities		374,031
Member's Capital		
Member's Capital		875,065
Total Member's Captial		875,065
Total Liabilities and Member's Capital	$	1,249,096

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

INX Securities, LLC (formerly called Openfinance Securities, LLC, the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company is an ATS that provides a secondary market trading platform for digital securities called INX Securities. The secondary market transactions may include private non-listed REITs, Reg A+, Reg D, S1/F1, Reg CF and any other private securities transactions. The Company also provides administrative, compliance and technology services to issuers that want to raise capital in the primary market using Reg D, Reg S, Reg A+, F1/S1 or any other private placement or foreign regulatory exemption and/or registration.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities. (1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 pursuant to 17 C.F.R §240.17a5, footnote 74 for its traditional business. (2) The Company met the identified exemption 17 C.F.R §240.17a5, footnote 74 throughout the most recent fiscal year without exception for its traditional business. (3) The Company met the terms of the "Three-Step Process" as described in the Securities and Exchange Commission Division of Trading and Markets no-action letter to FINRA dated September 25, 2020 and captioned "ATS Role in the Settlement of Digital Asset Security Trades" from its date of issuance without exception.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2022. Cash is held at major financial institutions that at times exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2022.

(*d*) *Revenue Recognition*

Revenue from contracts with customers includes commission income and fees from providing broker/dealer of record services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied in a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

The Company received commissions from secondary market trading and recorded on the trade date. The Company also provides services to clients offering securities directly to the public in offerings that are generally exempt from registration under Regulation A+, Reg D and Reg S or via S1/F1 offerings. The Company charges a setup fee and is also entitled to certain success fees based on the aggregate amount raised by the client from investors. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

(e) *Income Tax*

The Company elected to be treated as a partnership under the applicable sections of the Internal Revenue Service Code ("Code") and Pennsylvania corporate tax law. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the member's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

.

(e)   Income Tax – continued

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

(f)   Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

(g) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Operating Lease

The Company expanded its office space and entered a new lease September 1, 2021. Rent is $23,101 per month ($277,212 per year) for the first year and $23,518.52 ($282,222 per year) for the second year. The lease is for a term of two years and eight months. The lease requires a letter of credit in the amount of $69,003.

In February 2016 the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 requiring the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under the previous GAAP, along with disclosure of key information about leasing arrangements. As a result of the change in accounting policy, the Company recorded a lease liability as of October 1, 2021 in the amount of $697,353 and a right-of-use asset in the same amount. The right-of-use asset is amortized in a manner that will cause the total lease payments due under the lease to be charged to expense on a straight-line basis over the lease term.

The change in accounting policy had no effect on stockholder's equity.

Rent expense for the year ended December 31, 2022 was $278,765.

NOTE 3.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $250,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2022, the Company had net capital of $746,467 which exceeded the required net capital of $250,000 by $496,467. At December 31, 2022, the Company's aggregate indebtedness to net capital ratio was 0.036 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.
.

NOTE 4.   CONCENTRATIONS

The Company's revenues (as discussed in Note 2 above) and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

NOTE 5.   RELATED PARTY TRANSACTIONS

The Company provides broker/dealer services using the technology of its 100% shareholder (INX Limited) in order to process secondary market securities transactions through their ATS. An ATS is an alternative trading system that allows users to place bids and asks for securities previously issued in the primary market. In addition, 100% of its secondary market commission income was generated using the ATS.

The Company and INX Limited ("INX"), have an expense sharing agreement. INX Limited directly pays the majority of the Company's expenses such as salaries, legal, technology and professional expenses. Pursuant to the contract these expenses are 100% forgiven by INX. This amounted to $492,578.03 in 2022. The Company directly pays for rent, email storage, regulatory and state fees as well as FINOP services.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2022, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit, nor are there any commitments or contingencies at December 31, 2022 or during the year then ended.

NOTE 7.   COMPANY CONDITION

The Company has a loss of $459,212 for the year ended December 31, 2022 and has received capital contribution from its Parent for working capital. The Company Parent has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.

NOTE 8.   SUBSEQUENT EVENTS

Management has assessed subsequent events through the date the financial statements were available to be issued and determined no subsequent events or transactions occurred during that period which require recognition or disclosure.